CHEMSPEC INTERNATIONAL LIMITED

December 28, 2010

VIA EDGAR

Rufus Decker

Nudrat Salik

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 20-F for the Year Ended December 31, 2009

Form 6-K filed on November 12, 2010

            File No. 1-34368

Dear Mr. Decker and Ms. Salik:

Chemspec International Limited (the “Company”) confirms receipt of the comments from the U.S. Securities and Exchange Commission (the “SEC”) dated December 14, 2010 (the “Comment Letter”). Due to the holidays, the Company respectfully requests an extension of an additional 10 business days for preparing the response letter to the Comment Letter. The Company plans to file the response letter to the Comment Letter on or before January 12, 2011.

The Company also respectfully requests the SEC to provide a facsimile copy of the Comment Letter to Mr. Chris Lin and Mr. Asher Hsu of Simpson Thacher & Bartlett LLP at +1 (212) 455-2502. Thank you.

* * *

Sincerely Yours,

/s/ Jianhua Yang

Dr. Jianhua Yang Chairman and Chief Executive Officer Chemspec International Limited